INVEST IN **THE FIRING SQUAD**

Based on the True Story of Three Christian Prisoners Who Face Execution in a Third World Country



firingsquadfilm.com   New York, NY          B2B   Minority Founder   Film   Media

Highlights

1 In Theaters Nationwide on August 2, 2024

2 All investments are used to cover the TV, Radio, billboard, and digital advertising expenses.

3 We want to win 1 million people to Jesus through this film to:Join the 'One Million Souls for Christ

4 The filmmakers have been supported by Cru, Calvary Chapel, Greg Laurie, Kay Arthur, Fish Radio, NRB

5 Supported by the Marketing Teams behind 'The Passion of the Christ', 'Son of God', 'Sound of Freedom

6 Our goal is for the film to open as the #1 movie at the box office nationwide in August 2024!

7 We aspire to provide comfort and hope to individuals confronting their own firing squad.

Featured Investor

J Wesley Earley
Syndicate Lead

[Follow]

Invested $30,000 ⓘ

MD, MBA

"As a family physician and born-again Christian, I deal daily with people's physical, emotional, and spiritual well-being. Movies like 'The Firing Squad', especially when they are true events and point to the reality of the salvation all people can find in Jesus, are crucial to providing hope to a downtrodden world. I am eager to see the results of the "1 Million Souls for Christ' campaign that 'The Firing Squad' is doing. Please support this important film in any way you can. Hebrews 6:10 says "God is not unjust; He will not forget your work and the love you have shown Him as you have helped his people"."

Our Team



Epoch Times / Epoch Studios   Producer

The Epoch Times is the 4th largest media group in the Country. It's mission is dedicated to creating and supporting faith-based and inspirational movies on a world-wide scale.



Kevin Sorbo   Executive Producer

World-renowned Christian Film and TV Star, Best-Selling author; Fox News contributor Kevin plays the lead of the pastor facing execution in a third-world country.



Tim Chey   Director

One of the top faith-based producer/directors in the U.S. of over 15 feature films, Timothy Chey, has an extraordinary number of commercially successful and critically acclaimed credits to his name.

Aiming for #1 at the Box Office this

August 2024!

It is based on the true story of three Christian prisoners who face execution and bring the entire prison camp to Christ.

See the incredible reactions to the movie from LA to Nashville below.

Your investment will help save people!



Kevin Sorbo on The Firing Squad: "We're going to save Ame...
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New York Reaction
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New York Reaction
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Please note we are only raising up to $5M through Wefunder.

INVESTMENT TERMS

After the first dollar is paid back to all investors, then 20% of the profit goes to all investors pro rata.

Earn Perks When You Invest!

Invest $100

Get exclusive behind-the-scenes content & and get updated.

Invest $500

One-Year Full Access to The Epoch Times digital platform: Stay informed anytime, anywhere, on any device with a seamless

digital experience.

- Includes all previous perks.

Invest $1,500

- **Early Viewing**: Watch the full movie before its theatrical release.

- Includes all previous perks.

Invest $5,000

- **Credit Roll Mention**: See your name in the end credits of 'The Firing Squad'.

- Includes all previous perks.

Invest $10,000

- **Exclusive Screener Event**: Join us virtually or in person for a special screening.

- Includes all previous perks.

Invest $20,000

- **Film Script**: Receive a hard copy of the official film script, with a credit mention.

- Includes all previous perks.

Invest $30,000

- **Associate Producer Credit**: Earn a title credit as an Associate Producer.

- Includes all previous perks.

Invest $1 million or more

- **Executive Producer Credit**: Earn an Executive Producer credit.

- Includes all previous perks.


BASED ON TRUE EVENTS
THE FIRING SQUAD
PROSPECTUS
IN THEATERS NATIONWIDE
AUGUST 2024

"FOR WHAT DOES IT PROFIT A MAN IF HE SHALL GAIN THE WHOLE WORLD AND LOSE HIS OWN SOUL?"

Matthew 16:26


FIRING SQUAD
Oscar-winning actor Cuba Gooding Jr.'s Journey to Christia...
THE FIRING SQUAD
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QUICK SYNOPSIS

Based on the incredible true story of Christian prisoners who faced execution by firing squad in a third world country.



Nick Vujicic on Faith and Inspiration in 'The Firing Squad'

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THE FIRING SQUAD

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STORY

We open on the prison cell of Peter Low.

"My name is Peter Low. And I will be executed in two hours."



We flashback to his extraordinary life as a drug runner into China through Indonesia. He and his friends flew in private jets and gambled in Monte Carlo.





But it would all come crashing down with his arrest in Indonesia.





Once at the prison camp, he meets Captain Tanu – the hard-bitten warden.







STORY

In prison, Pastor Lynbrook (played by Kevin Sorbo) shares the Gospel with Peter. Peter refuses to listen and walks away.



He then hatches an escape plan with another prisoner named Samuel (Cuba Gooding, Jr) and Liu Fat. They pose as the media to escape.



STORY

Peter and and his friend Morgan attempt to escape via the subway in Jakarta, but is caught and brought back to the prison camp to face the ruthless Captain Tanu.





STORY







STORY

Thrown into solitary confinement with 4 days of no food or water, the only thing that saves him is the Bible.





STORY





Peter accepts Christ in a chapel headed by Pastor Lynbrook.



STORY

Soon after becoming born-again, Peter meets a missionary named Miriam. He falls in love with her.



Meanwhile Pastor Lynbrook and Liu Fat head to the firing squad to be executed.


106



Peter struggles with being the next to be executed.





As his day draws near, Peter marries Miriam in an emotional ceremony.





As they are led out to be executed, Peter and Samuel sing 'Amazing Grace' with the entire prisoners joining in.



Captain Tanu is stunned.



As Tanu shouts 'FIRE', none of the guards fire.





As Eddie asks the prisoners if anyone wants to accept Jesus Christ, no one goes forward. Feeling like a failure,
Eddie closes the service until.....



....he sees Captain Tanu coming forward to accept Jesus.





He stares stunned as Tanu falls to his knees. Miriam cries.



THE END

We dedicate this film to the Christians who were
executed by firing squad in Indonesia on April 29, 2015.

THE FIRING SQUAD

TOP GROSSING HIGHEST FAITH FILMS



**THE PASSION
OF THE CHRIST**

**$612M
GROSS**

**MARKETING
BUDGET** **$20M**



**HACKSAW
RIDGE**

**$175M
GROSS**

**MARKETING
BUDGET** **$25M**



**HEAVEN
IS FOR REAL**

**$101M
GROSS**



**THE
SHACK**

**$81M
GROSS**

MARKETING BUDGET $10M

MARKETING BUDGET $9M

THE FIRING SQUAD

TOP GROSSING HIGHEST FAITH FILMS



MIRACLES FROM HEAVEN

$74M GROSS

MARKETING BUDGET $7M



SON OF GOD

$68M GROSS

MARKETING BUDGET $6M



WAR ROOM

$68M GROSS

MARKETING BUDGET $6M



GOD'S NOT DEAD

$63M GROSS

MARKETING BUDGET $5M

THE FIRING SQUAD

TOP GROSSING HIGHEST FAITH FILMS



SOUL SURFER

$47M GROSS



THE NATIVITY STORY

$46M GROSS

MARKETING BUDGET $6M	**MARKETING BUDGET** $10M



RISEN

$46M GROSS

MARKETING BUDGET $8M



CORAGEOUS

$34M GROSS

MARKETING BUDGET $5M

THE FIRING SQUAD

TOP GROSSING HIGHEST FAITH FILMS



FIREPROOF

$33M GROSS

MARKETING BUDGET $4M



SOUND OF FREEDOM

$56M GROSS

MARKETING BUDGET $7M



JESUS REVOLUTION

$250M WORLDWIDE GROSS

MARKETING BUDGET $5M

TOP 13 HIGHEST GROSSING FAITH FILMS.
PUBLISHED MAY 10, 2017
BY FOX NEWS

**comparisons not indicative of predicted performance

THE FIRING SQUAD

WHO WE WORK WITH

WE'VE WORKED WITH AND PARTNERED WITH SOME OF THE WORLD'S LARGEST FAITH-BASED ORGANIZATIONS IN THE WORLD FOR THE PAST 22 YEARS:



LifeWay — Biblical Solutions for Life

GMA — Gospel Music Association

104.7 The Fish

Lamb & Lion Ministries

CBA — The Association for Christian Retail

Charisma News

Alive Music Festival

ChristianCinema.com

THE
FIRING SQUAD
CASE STUDY

SUCCESS OF OUR LAST FAITH-BASED FILM
'SLAMMA JAMMA'



BELIEVE AND YOU WILL SOAR
SLAMMA JAMMA

"BELIEVE AND YOU WILL SOAR"
SLAMMA JAMMA
IN THEATERS MARCH 24

'Slamma Jamma' was released in 502 theaters last March 24, 2017. It's about a basketball player who finds God in prison and wins the national slam dunk competition. Based on a true story.

Our 22 year relationship with all the major theaters allowed us to get into 502 theaters in all the major cities (LA, NYC, Chicago, Miami, San Francisco, Dallas, Atlanta, etc) without any help from the studios:

By not going with a studio right away, we were able to keep 100% of the box office take as opposed to going with a typical studio deal and getting a minimal percentage.

It is a lot of work. You have to replicate the studio advertising which we did with only $1.3 million in P&A to work with. Yet we pulled it off successfully - all thanks to God.



THE FIRING SQUAD

CASE STUDY

PR

We Hired Over 20 Local and National Publicists Who Helped Us with TV Interviews in Almost All the Major Cities:


SLAMMA JAMMA
SLAMMAJAMMAMOVIE.COM


SLAMMA JAMMA
SLAMMA JAMMA IN THEATERS MARCH 24TH


STAR OF "SLAMAA JAMMA" IN THEATERS MARCH 24TH
"SLAMMA JAMMA" star Porter Maberry shares movie details with G...
Can faith and determination help reconcile the past and bring hope to the future? That's the question asked of Michael Diggs played by viral slam
wjla.com


Stephen A. Smith Endorsement of 'Slamma Jam...
Stephen A. Smith Endorsement of 'Slamma Jamma' movie





THE FIRING SQUAD

CASE STUDY

BILLBOARDS WERE TAKEN OUT IN MANY OF THE MAJOR CITIES:

LOS ANGELES


SLAMMA JAMMA

NASHVILLE


SLAMMA JAMMA

HOUSTON



DALLAS







CHICAGO


"BELIEVE AND YOU WILL SOAR"
SLAMMA JAMMA

SAN DIEGO



ATLANTA



OAKLAND


JAMMA

THE
FIRING SQUAD
CASE STUDY

SUBWAYS, NEWSPAPERS, AND EVEN A LIVE HALF-TIME SHOW AT THE LA CLIPPERS:


SLAMMA


SLAMMA
JAMMA


SLAMMA JAMMA


"BELIEVE AND YOU WILL SOAR"
JAMMA



THE
FIRING SQUAD
CASE STUDY

Theater Displays in Most of the 502 Theaters:



SLAMMA JAMMA

SLAMMA JAMMA

We Ran a National 30 Second Commercial for the 2017 NBA All-Star Game:



NBA
WESTERN
VS
NBA
EASTERN

We Even Sponsored the Super Bowl Show for BET TV:



SUPER BOWL
GOSPEL CELEBRATION
THE FIRST AND ONLY
NFL SANCTIONED GOSPEL CONCERT
FRIDAY, FEBRUARY 3, 2017
LIVE TAPING AT 7:30PM
LAKEWOOD CHURCH
in HOUSTON, TX
SUPERBOWLGOSPEL.COM
#SUPERBOWLGOSPEL
LIVE TAPING! TICKETS AVAILABLE NOW

THE FIRING SQUAD CASE STUDY

SUCCESSFUL FILM LAUNCH

According to Box Office Mojo we were #11 in the nation:

Weekend Box Office — March 24-26, 2017 Weekend

Standard Chart | Studio Estimates | Screens & Showings | Studio

<<Last Weekend <Last Year — View Index: By Year | By Weekend — Next Year> Next Weekend>>

TW	LW	Title (click to view)	Studio	Weekend Gross	% Change	Theater Count / Change		Average	Total Gross	Budget*	Week #
1	1	Beauty and the Beast (2017)	BV	$90,426,717	-48.2%	4,210	-	$21,479	$319,032,604	$160	2
2	N	Power Rangers (2017)	LGF	$40,300,288	-	3,693	-	$10,913	$40,300,288	$100	1
3	2	Kong: Skull Island	WB	$14,670,653	-47.3%	3,666	-180	$4,002	$133,747,891	$185	3
4	N	Life (2017)	Sony	$12,501,936	-	3,146	-	$3,974	$12,501,936	$58	1
5	3	Logan	Fox	$10,334,390	-42.0%	3,163	-524	$3,267	$201,644,986	$97	4
6	4	Get Out	Uni.	$8,851,845	-34.1%	2,474	-505	$3,578	$147,669,880	$4.5	5
7	N	CHiPs	WB	$7,722,802	-	2,464	-	$3,134	$7,722,802	$25	1
8	5	The Shack	LG/S	$3,859,551	-35.7%	2,330	-495	$1,656	$49,146,595	-	4
9	6	The LEGO Batman Movie	WB	$2,100,951	-54.3%	1,638	-1,097	$1,283	$170,972,203	$80	7
10	7	The Belko Experiment	BH Tilt	$1,878,370	-54.6%	1,341	-	$1,401	$7,648,935	$5	2
11	N	Slamma Jamma	RivR	$1,687,000	-	502	-	$3,361	$1,687,000	-	1
12	8	Hidden Figures	Fox	$753,140	-48.9%	640	-522	$1,177	$167,015,012	$25	14

NEXT STEPS

PLEASE CONTACT US IF YOU HAVE ANY QUESTIONS: 424 360 9306

RIVERRAIN PRODUCTIONS

1999 Avenue of the Stars
Century City, CA 90067
Tel: 424 388 0058
Fax: 424 388 2231

EPOCH STUDIOS

Epoch Studios
229 W 28 ST. #500
New York, NY 10001

FiringSquadFilm.com

*The goal is to release in August, but the date may be subject to change. At this moment in time, we are 100% committed to release it in August 2024.